FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For May 20, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: May 20, 2004                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces First Quarter Financial Results Continues Active Drilling Program

Calgary, Alberta, May 17, 2004 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three months ended March 31, 2004.

FINANCIAL HIGHLIGHTS

  Gentry's gross revenue for the quarter ended March 31, 2004 was $7,066,009, 4% higher than the $6,762,997 in the comparative quarter in 2003.

  Cash flow was down marginally to $3,154,714 from the previous year's figure of $3,257,880.

  The Company's net income decreased to $657,613 from the $1,605,956 recorded in 2003.

  Gentry's first quarter capital program of $3,010,671 was financed from cash flow and bank debt.

  The March 31, 2004 net debt of $13,355,193 is equivalent to just over one year of annualized first quarter 2004 cash flow.

  Gentry recently entered into a financing agreement with a syndicate of underwriters whereby the Company has agreed to issue 5,000,000 common shares at $2.00 each and 1,000,000 flow through shares at $2.50 each, for total gross proceeds of $12,500,000.

OPERATIONAL HIGHLIGHTS

  Average daily production for the first quarter increased by 24% to 2,023 boe/d compared to 1,628 boe/d recorded in the corresponding period in 2003.

  Natural gas production increased 52% to 6,919 mcf/d for the period, while crude oil and liquids remained flat at 870 bbls/d.

  The Company achieved a 68% success rate on its first quarter nine well drilling program.  Once these wells are placed onstream, and with GPP applications recently granted, daily production volumes are anticipated to reach 2,400 boe/d by the end of June, 2004.

  Gentry plans to carry out the most aggressive drilling program in its history by participating in the drilling of 50 wells (34 net) this year.  These prospects are primarily located in three core areas, namely Princess/Tide Lake, Whitecourt and Sedalia.

  The Company continued to increase its undeveloped land holdings in Western Canada, with net acres now totalling 55,210.

	2004	2003	% change
Financial
Revenue	$7,066,009	$6,762,997	4%
Cash Flow	3,154,714	3,257,880	(3)%
Per share – basic	0.12	0.14	(14)%
Per share – fully diluted	0.11	0.13	(15)%
Net Income	657,613	1,605,956	(59)%
Per share – basic	0.02	0.07	(71)%
Per share – fully diluted	0.02	0.07	(71)%
Net Capital Expenditures	3,010,671	3,644,861	(17)%
Net Debt	13,355,193	7,679,269	74%
Shares Outstanding – weighted average	27,400,571	23,877,103	15%
Shares Outstanding – fully diluted	28,765,066	24,186,893	19%
Production
Oil & Liquids (bbls/d)	870	869	nil
Gas (mcf/d)	6,919	4,557	52%
Barrels of oil equivalent	2,023	1,628	24%
Average Prices
Oil & Liquids per barrel	$39.07	$43.25	(10)%
Gas per mcf	$6.31	$8.24	(23)%
Barrel of Oil Equivalent	$38.38	$46.15	(17)%
Operating Netbacks
Oil & Liquids per barrel	$19.97	$21.52	(7)%
Gas per mcf	$4.13	$5.90	(30)%
Oil Equivalent per boe	$22.72	$28.01	(19)%

Cash Flow Netback per boe	$17.13	$22.33	(23)%
Net Income per boe	$3.57	$10.96	(67)%

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT'S MESSAGE TO SHAREHOLDERS

Gentry continues to focus its energy and capital in three key areas: the Princess and Tide Lake areas of Southern Alberta; the Sedalia/Oyen area of east central Alberta; and the Whitecourt area of west central Alberta.  Investment in an aggressive land acquisition strategy through farm-ins, land sales and large 3D seismic acquisitions have resulted in the Company operating and managing most of its newer assets to maximize value for its shareholders.

The Company drilled nine wells (5.0 net) in the first quarter yielding six gas wells (3.4 net) and three D&A (1.6 net) for a success rate of 67% (68% net).  Of the six gas wells, three are Gentry-operated and are currently tied in.  Pipelines are being surveyed for two (0.6 net) wells (non-operated) and the last well (0.2 net) is in the early stages of pipeline route selection.

By area, the Company's nine wells were split between three of the Company's core areas.  Four wells were drilled in the Whitecourt area, two gas wells (0.3 net) and two dry wells (0.6 net).  The Sedalia area saw three wells (2.6 net) with two gas wells (1.6 net) and one (1.0 net) D&A.  Finally Princess had two wells (1.5 net) with both being successful gas wells.

In April, Gentry successfully delineated the westward extension of its Princess Nisku gas pool by drilling a 100% working interest well in section 21-20-12 W4.  Our original 50% working interest 10-22 Nisku well AOF tested at 12 mmcf/d and has been producing at restricted rates of 2.2 mmcf/d since September 2003 due to gas plant capacity issues.  The Company's newest Nisku well has been tied-in and an extended production test has commenced.  Preliminary indications suggest the well is similar to our 10-22 Nisku well.  A significant portion of the Company's year-end probable gas reserves were in the untested portion of the field penetrated by the section 21 well.  These reserves can now be moved to a proven producing category.  The Company has one more delineation well planned for the pool later this year, while two additional Nisku exploration wells are planned for the third and fourth quarters.

The Company's objectives are to increase operatorship and working interests in core areas where our knowledge and expertise allows us to get wells on stream faster than non-operated wells in similar areas.  To this end, our land base continues to grow, particularly in Princess and Sedalia.  Since January of this year, the Company has gained control of an additional 24 sections of land in Sedalia through land sales and farm-ins.  This complements the Company's existing 56 sections of land in this area.  In the greater Princess focus area, the Company's land base, has grown through land sale purchases since January.  The Company is awaiting decisions on several significant farm-in and acquisition proposals and will report on the success of these offers as information becomes available.

The Company is on track to drill an additional 41 wells for the remainder of this year, bringing the 2004 total to 50 gross wells (34 net).  This year's drilling campaign will see the greatest number of net wells drilled in the Company's history.  For the remainder of the year the Company expects to drill approximately 16 wells in Sedalia, 12 wells in the greater Princess area and five wells in the Whitecourt area on existing lands and on lands which the Company has just recently completed farm-in agreements.  Eight wells are planned outside our existing core areas and will test new internally generated prospects.

To meet our aggressive drilling target and to evaluate the Company's large land base in Whitecourt and Sedalia, the Company will shoot approximately 20 square kilometers of 3D seismic based on leads identified from 2D seismic.  As results of the Company's open proposals become known, we will increase the size of these surveys to include portions of any new farm-in lands.

Increased capital expenditures are expected on the Company's operated oil production in the Princess area where the Company is proposing building a battery to facilitate the handling of larger oil and water volumes.  Currently the Tilley field production is tied into a partner-operated battery via a two mile 8-inch-diameter line.  This expenditure is budgeted to be approximately $1.7 million dollars and will provide the fluid handling capacity to drill an additional four to five development wells in the Tilley field.

A gas plant is also contemplated in the Princess area.  Prior to making any firm decisions on the plant, and as a result of a large divestiture program by Chevron Canada in the area, ownership issues of surrounding sour gas fields must be determined as these gas fields would likely feed into the proposed gas plant.  In the interim, the Company is aware of additional capacity at the third-party plant that processes the Company's Princess gas and will begin negotiations to secure that capacity for the recently drilled section 21 Nisku well.

Average daily production for the first quarter increased by 24% to 2,023 boe/d compared to 1,628 boe/d recorded in the corresponding period in 2003.  Natural gas production increased 52% to 6,919 mcf/d, while crude oil and natural gas liquids for this period remained flat at 870 boe/d.

The Company's current production is approximately 2,050 boe/d.  This is down from our year end exit rate due to the conversion of an overriding royalty at payout to a 50% working interest on the Company's 10-22 Nisku well and from a 100% gas well in the Red Willow area watering out.  The Company has licensed an offsetting well up-dip from this Red Willow well and will drill this as soon as surface conditions permit, which we anticipate will be in the next ten days.

The Company is forecasting to average approximately 2,450 boe/d for the year and anticipates exiting the year at approximately 2,900 to 3,100 boe/d.

In late April the Company entered into a financing agreement with a syndicate of underwriters whereby the company agreed to issue by way of private placement 5,000,000 common shares at $2.00 each and 1,000,000 flow through shares at $2.50 each for total gross proceeds of $12,500,000.

MANAGEMENT DISCUSSION AND ANALYSIS

Management's discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry's reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company's performance or liquidity.

Effective January 1, 2003, the Company has adopted retroactively, with restatement of prior periods, the Canadian Institute of Chartered Accountants' new standard on Asset Retirement Obligations. As a result, certain comparative figures have been restated in compliance with the new policy.  In addition, certain figures in the comparative consolidated financial statements have been reclassified to be consistent with presentation in the current period.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

The MD&A has been prepared as of May 13th, 2004.

Revenue, Production and Pricing

Gross production revenue increased $303 thousand to $7.07 million in the first three months of 2004 from $6.76 million recorded in the first quarter last year.  The rise in oil and ngls volumes contributed $42 thousand to this increase while the increase in gas volumes contributed $1.81 million.  Changes in pricing levels had the opposite effect on revenues.  The decrease in crude oil and ngls prices had the effect of reducing revenues by $331 thousand while the decrease in natural gas prices lowered revenues by $1.22 million.

	Three months ended
	Mar 31/04	Mar 31/03	% Change
Oil and Liquids
Revenue ($000's)	3,093.6	3,382.0	(9)
Volumes (bbls/d)	870	869	-
Pricing ($/bbl)	39.07	43.25	(10)
Natural Gas
Revenue ($000's)	3,972.4	3,381.0	9
Volumes (mcf/d)	6,919	4,557	52
Pricing ($/mcf)	6.31	8.24	(23)
Oil Equivalent
Revenue ($000's)	7,066.0	6,763.0	4
Volumes (boe/d)	2,023	1,628	24
Pricing ($/boe)	38.38	46.15	(17)

Royalties

Gentry's royalties, net of Alberta Royalty Tax Credit (ARTC), decreased 7% to $1.29 million from $1.40 million in the comparative period.  Expressed as a percentage of production, oil royalties were 20.6% in the first quarter of 2004 versus 24.9% a year ago.  Gas royalties were 16.5% versus 16.4% in the comparative period.  On a boe basis, the percentages were 18.3% in 2004 and 20.6% in 2003.  The shift in production weighting from Saskatchewan and Alberta, which generally has a more favorable royalty regime for the Company's assets, is the primary reason for the overall decrease in percentage royalties.

Production Expenses

Of the Company's increased production volumes, gross production expenses increased 26% to $1.59 million from $1.26 million a year ago.  On a unit basis, costs remained constant at $8.64/boe versus $8.62/boe a year earlier.  Going forward, Gentry expects production costs per boe to fall as new volumes are brought onstream in the Company's operated core areas.

General and Administrative Expenses

Gentry's general and administrative expenses increased to $726 thousand in the first quarter of 2004 from $464 thousand in the first quarter of 2003.  Nearly two thirds of this increase came from higher consulting expenses and greater staffing costs.  In February, Gentry retained a management consulting firm to assist with various organizational and communication issues within the Company.  With regards to staffing, additional personnel and compensation costs were also required as a result of new operatorship demands on the Company.  On a barrel of oil equivalent basis, general and administrative expenses were $3.95/boe versus $3.17/boe in the comparative quarter.

Interest Expense

Gentry's interest expense was $122 thousand in the first three months of 2004 versus $105 thousand in the first three months of 2003.  While interest rates were lower in the most recent quarter, the Company had greater utilization of its credit facilities, thereby increasing the interest expense paid.

Depletion and Depreciation

Depletion and depreciation charges for the first quarter of this year totaled $2.18 million ($11.83/boe), up from $1.08 million ($7.34/boe) a year ago.  An increase in the Company's depletion rate to 4.78% from 3.41% and a 44% increase in the asset base were behind this rise.

In addition to production, the depletion rate is based on proved reserves estimates at constant prices and costs, which were 10% lower in the most recent quarter, primarily as a result of changes to reserve definitions under National Instrument 51-101.  The rate of increased depletion will slow when the Company discovers new reserves and/or moves probable reserves to the proved category, as it has done in the second quarter with the Princess Section 21 Nisku well.

Income Taxes

Gentry was liable for $222 thousand in current taxes in 2004 versus $325 thousand in 2003.  Future taxes also decreased, coming in at $253 thousand compared to $593 thousand in the comparative period.  The decrease in taxes is a result of the reduced pre-tax income of the Company.

Cash Flow and Earnings

Cash flow from operations fell 3% to $3.15 million from $3.26 million in the previous year.  This amounts to $0.12 per share ($0.11 diluted) in 2004 versus $0.14 per share ($0.13 diluted) during 2003.

Net income decreased to $658 thousand in the first quarter of 2004 from $1.61 million in the first quarter of 2003.  This amounts to $0.02 per share ($0.02 diluted) in 2004 versus $0.07 per share ($0.07 diluted) in 2003.  In assessing the change, the reduced cash flow of $103 thousand and the increased depletion of $1.10 million were only partially offset by the $340 thousand savings in future taxes.

Netbacks

	Three months ended			Three months ended
	Mar 31/04			Mar 31/03
	Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	Combined ($/boe)	Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	Combined ($/boe)
Selling price	39.07	6.31	38.38	43.25	8.24	46.15
Royalties (net of ARTC)	8.06	(1.04)	(7.02)	(10.75)	(1.35)	(9.52)
Operating costs	(11.04)	(1.14)	(8.64)	(10.98)	(0.99)	(8.62)
Operating netbacks	19.97	4.13	22.72	21.52	5.90	28.01
Cash administration costs			(3.85)			(3.08)
Interest			(0.66)			(0.72)
Current taxes			(1.21)			(2.21)
Other income			0.13			0.23
Cash flow			17.13			22.23

Capital Expenditures

Net capital expenditures were $3.01 million in the most recently completed quarter versus $3.64 million incurred in the comparative three-month period.  The first quarter of the 2004 expenditure program focused on additional exploration and development programs at Princess and Sedalia.  In comparison, the 2003 expenditures emphasized land and seismic opportunities as well as tying in production at Princess.

	Three months ended
	Mar 31/04	Mar 31/03
	($000's)	($000's)
Drilling and completions	1,349.9	1,064.1
Facilities and equipment	405.6	766.7
Land and seismic	941.4	1,593.4
Acquisitions, net of dispositions	(120.0)	--
Capitalized expenses	296.9	180.9
Other	136.9	39.8
	3,010.7	3,644.9

Liquidity and Capital Resources

Since December 31, 2003, Gentry has issued 85,000 common shares pursuant to the exercise of stock options ($0.70 per share), 25,000 shares pursuant to the exercise of share purchase warrants ($1.75 per share), 18,013 shares pursuant to the Employee Share Ownership Plan ($2.04 per share) and repurchased 80,000 shares ($2.01 per share) pursuant to the Company's normal course issuer bid.  As a result, Gentry ended the quarter with 27,400,521 common shares issued and outstanding.

As of the date of this MD&A, 27,376,716 common shares are outstanding.  A further 2,375,000 shares are reserved for issuance pursuant to outstanding incentive stock options and 125,000 shares are reserved for issuance pursuant to outstanding share purchase warrants.

Gentry's net debt (current liabilities in excess of current assets) was $13.36 million at March 31, 2004, similar to the $13.44 million at the start of the year.  Gentry's credit facility currently stands at $14 million but is currently being reviewed and will be increased.

On April 28, 2004, the Company announced the terms of a financing whereby Gentry would issue 5,000,000 common shares at $2.00 per share and 1,000,000 shares on a flow-through basis at $2.50 per share, resulting in gross proceeds of $12.5 million.  This transaction is expected to close on May 18, 2004, and the proceeds will be used to fund the continued exploration and development of the Company's oil and natural gas properties.

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Gentry Resources Ltd. for the quarter ended March 31, 2004, have been prepared by management and approved by the Board of Directors of the Corporation.  These statements have not been reviewed by Gentry Resources Ltd.'s external auditors.

Dated May 14, 2004.

On behalf of Gentry Resources Ltd.

signed (Hugh G. Ross)

signed (Ketan Panchmatia)

Hugh G. Ross

Ketan Panchmatia

President and Chief Executive Officer

Vice President, Finance and

Chief Financial Officer

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME & RETAINED EARNINGS
FOR THE PERIODS ENDING MARCH 31
(unaudited)

	Three months ending March 31, 2004	2003 (Restated - Note 2)
REVENUE		
Production	$ 7,066,009	$ 6,762,997
Less: royalties, net of Alberta Royalty Tax Credit	(1,291,953)	(1,395,221)
Interest and other	24,372	33,487
	5,798,428	5,401,263
EXPENSES		
Depletion & depreciation	2,178,323	1,075,898
Production	1,591,009	1,262,725
General & administrative	726,424	464,362
Interest	122,274	105,463
Stock-based compensation	46,915	-
	4,664,945	2,908,448
INCOME FROM OPERATIONS	1,133,483	2,492,815
OTHER INCOME (LOSS)		
Share of income in investment in affiliate	-	31,019
INCOME BEFORE INCOME TAXES	1,133,483	2,523,834
INCOME TAXES		
Current	222,414	324,588
Future	253,456	593,290
	475,870	917,878
NET INCOME	$ 657,613	$ 1,605,956
NET INCOME PER SHARE		
Basic	$ 0.02	$ 0.07
Diluted	$ 0.02	$ 0.07

See accompanying notes.

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDING MARCH 31
(unaudited)

	Three months ending March 31, 2004	2003 (Restated - Note 2)
OPERATING ACTIVITIES		
Net income	$ 657,613	$ 1,605,956
Add (deduct) items not requiring cash		
Depletion & depreciation	2,178,323	1,075,898
Stock based compensation	46,915	-
Share of income in investment in affiliate	-	(31,019)
Future income taxes	253,456	593,290
Employee share ownership plan	18,407	13,755
	3,154,714	3,257,880
Changes in non-cash working capital items	1,093,537	(1,301,515)
Asset retirement costs	(16,429)	(18,506)
	4,231,822	1,937,859
INVESTING ACTIVITIES		
Acquisition of capital assets	(3,010,671)	(3,644,861)
Changes in non-cash working capital items	(2,533,192)	(5,635)
	(5,543,863)	(3,650,496)
FINANCING ACTIVITIES		
Proceeds from (repayments on) bank debt, net	1,244,126	1,993,690
Redemption of share capital	(160,979)	(141,502)
Proceeds on issuance of share capital	121,409	88,022
Changes in non-cash working capital items	(21,435)	45,021
	1,183,121	1,985,231
INCREASE (DECREASE) IN CASH	(128,920)	272,594
CASH, BEGINNING OF PERIOD	194,119	175,915
CASH, END OF PERIOD	$ 65,199	$ 448,509

See accompanying notes.

NOTES TO THE MARCH 31, 2004 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principles in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2003.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2003.

2.

CHANGE IN ACCOUNTING POLICY

(a) Asset Retirement Obligations

Effective January 1, 2003, the Company adopted retroactively, with restatement of prior periods, the Canadian Institute of Chartered Accountants' (“CICA”) new standard on Asset Retirement Obligations.  This new section requires liability recognition for retirement obligations associated with long-lived assets, which would include abandonment of oil and natural gas wells, related facilities, compressors and gas plants, removal of equipment from leased acreage and returning such land to its original condition.

The effects of the change in policy for asset retirement obligations for the period ended March 31, 2003 are as follows:

(b) Full Cost Accounting

Effective January 1, 2004, the Company has adopted the new CICA Accounting Guideline AcG - 16 ”Oil and Gas Accounting - Full Cost”.  The new guideline modifies how the ceiling test is performed and requires cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices.  When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value.  Fair value is estimated using accepted present value techniques which incorporate risks and other uncertainties when determining expected cash flows.  There is no impact on the Company's reported financial results as a result of applying AcG -16.

The prices used in the ceiling test evaluation of the Company's oil, natural gas and natural gas liquids reserves at January 1, 2004 were:

3.

BANK DEBT

The Company has an uncommitted demand revolving production loan to a maximum of $14,000,000.  The facility is available to the Company by way of prime rate loans, banker's acceptances and letters of credit.  Interest is payable monthly at the bank's prime lending rate. The facility is secured by a general assignment of book debts, a $20,000,000 fixed and floating demand debenture against all assets and undertakings including fixed charges on certain property and equipment, a general security agreement covering all present and after acquired property, and a hypothecation and assignment of certain specific properties.  The facility is subject to an annual review.  This review will include a borrowing base re-determination and a full assessment of the Company's financial position and operations.

4.

SHARE CAPITAL

Gentry's authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

5.

PRO-FORMA STOCK-BASED COMPENSATION EXPENSE

Had compensation costs for the Company's stock option plan been determined using the fair value method for options granted in the period from January 1, 2002 to December 31, 2002, the Company's pro-forma net income and retained earnings for the three months ended March 31, 2004 would be reduced by $5,106 (2003 – $5,106).  There would be no change in net income per share or diluted income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option pricing model are as follows:

Risk free interest rate of 3.85%

Expected life of options of 3.5 years

Expected volatility of 65.50%

Expected dividend rate of 0%

6.

COMPARATIVE FINANCIAL STATEMENTS

Certain figures in the comparative financial statements have been reclassified to be consistent with presentation in the current period.

Corporate Information

directors

HUGH G. ROSS
President & Chief Executive Officer
Gentry Resources Ltd.
Calgary, Alberta

MICHAEL HALVORSON
President
Halcorp Capital Ltd.
Edmonton, Alberta

A. BRUCE MACDONALD
President
Stoneyfell Investments Ltd.
Calgary, Alberta

GEORGE T. HAWES
President
G. T. Hawes & Co., Inc.
Plandome, New York

WALTER O'DONOGHUE
Counsel
Bennett Jones
Calgary, Alberta

officers & management

HUGH G. ROSS
President and Chief Executive Officer

KETAN PANCHMATIA
Vice-President, Finance and Chief Financial Officer

R. GORDON MCKAY
Vice-President, Exploration and Chief Operating Officer

solicitors

Blake Cassels & Graydon LLP
Calgary, Alberta
Toronto, Ontario

auditors

Collins Barrow Calgary LLP
Chartered Accountants
Calgary, Alberta

bankers

Toronto Dominion Bank
Oil & Gas Group
Calgary, Alberta

registrar & transfer agent

Computershare Trust Company
Calgary, Alberta
Toronto, Ontario

stock exchange

TSX
Trading Symbol: GNY

head office

Suite 2500
101 – 6th Avenue SW
Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
Fax: (403) 266-3069
Website: www.gentryresources.com
Email: gentry@gentryresources.com

MANAGEMENT DISCUSSION AND ANALYSIS

Management's discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry's reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company's performance or liquidity.

Effective January 1, 2003, the Company has adopted retroactively, with restatement of prior periods, the Canadian Institute of Chartered Accountants' new standard on Asset Retirement Obligations. As a result, certain comparative figures have been restated in compliance with the new policy.  In addition, certain figures in the comparative consolidated financial statements have been reclassified to be consistent with presentation in the current period.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

The MD&A has been prepared as of May 13th, 2004.

Revenue, Production and Pricing

Gross production revenue increased $303 thousand to $7.07 million in the first three months of 2004 from $6.76 million recorded in the first quarter last year.  The rise in oil and ngls volumes contributed $42 thousand to this increase while the increase in gas volumes contributed $1.81 million.  Changes in pricing levels had the opposite effect on revenues.  The decrease in crude oil and ngls prices had the effect of reducing revenues by $331 thousand while the decrease in natural gas prices lowered revenues by $1.22 million.

	Three months ended
	Mar 31/04	Mar 31/03	% Change
Oil and Liquids
Revenue ($000's)	3,093.6	3,382.0	(9)
Volumes (bbls/d)	870	869	-
Pricing ($/bbl)	39.07	43.25	(10)
Natural Gas
Revenue ($000's)	3,972.4	3,381.0	9
Volumes (mcf/d)	6,919	4,557	52
Pricing ($/mcf)	6.31	8.24	(23)
Oil Equivalent
Revenue ($000's)	7,066.0	6,763.0	4
Volumes (boe/d)	2,023	1,628	24
Pricing ($/boe)	38.38	46.15	(17)

Royalties

Gentry's royalties, net of Alberta Royalty Tax Credit (ARTC), decreased 7% to $1.29 million from $1.40 million in the comparative period.  Expressed as a percentage of production, oil royalties were 20.6% in the first quarter of 2004 versus 24.9% a year ago.  Gas royalties were 16.5% versus 16.4% in the comparative period.  On a boe basis, the percentages were 18.3% in 2004 and 20.6% in 2003.  The shift in production weighting from Saskatchewan and Alberta, which generally has a more favorable royalty regime for the Company's assets, is the primary reason for the overall decrease in percentage royalties.

Production Expenses

Of the Company's increased production volumes, gross production expenses increased 26% to $1.59 million from $1.26 million a year ago.  On a unit basis, costs remained constant at $8.64/boe versus $8.62/boe a year earlier.  Going forward, Gentry expects production costs per boe to fall as new volumes are brought onstream in the Company's operated core areas.

General and Administrative Expenses

Gentry's general and administrative expenses increased to $726 thousand in the first quarter of 2004 from $464 thousand in the first quarter of 2003.  Nearly two thirds of this increase came from higher consulting expenses and greater staffing costs.  In February, Gentry retained a management consulting firm to assist with various organizational and communication issues within the Company.  With regards to staffing, additional personnel and compensation costs were also required as a result of new operatorship demands on the Company.  On a barrel of oil equivalent basis, general and administrative expenses were $3.95/boe versus $3.17/boe in the comparative quarter.

Interest Expense

Gentry's interest expense was $122 thousand in the first three months of 2004 versus $105 thousand in the first three months of 2003.  While interest rates were lower in the most recent quarter, the Company had greater utilization of its credit facilities, thereby increasing the interest expense paid.

Depletion and Depreciation

Depletion and depreciation charges for the first quarter of this year totaled $2.18 million ($11.83/boe), up from $1.08 million ($7.34/boe) a year ago.  An increase in the Company's depletion rate to 4.78% from 3.41% and a 44% increase in the asset base were behind this rise.

In addition to production, the depletion rate is based on proved reserves estimates at constant prices and costs, which were 10% lower in the most recent quarter, primarily as a result of changes to reserve definitions under National Instrument 51-101.  The rate of increased depletion will slow when the Company discovers new reserves and/or moves probable reserves to the proved category, as it has done in the second quarter with the Princess Section 21 Nisku well.

Income Taxes

Gentry was liable for $222 thousand in current taxes in 2004 versus $325 thousand in 2003.  Future taxes also decreased, coming in at $253 thousand compared to $593 thousand in the comparative period.  The decrease in taxes is a result of the reduced pre-tax income of the Company.

Cash Flow and Earnings

Cash flow from operations fell 3% to $3.15 million from $3.26 million in the previous year.  This amounts to $0.12 per share ($0.11 diluted) in 2004 versus $0.14 per share ($0.13 diluted) during 2003.

Net income decreased to $658 thousand in the first quarter of 2004 from $1.61 million in the first quarter of 2003.  This amounts to $0.02 per share ($0.02 diluted) in 2004 versus $0.07 per share ($0.07 diluted) in 2003.  In assessing the change, the reduced cash flow of $103 thousand and the increased depletion of $1.10 million were only partially offset by the $340 thousand savings in future taxes.

Netbacks

	Three months ended			Three months ended
	Mar 31/04			Mar 31/03
	Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	Combined ($/boe)	Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	Combined ($/boe)
Selling price	39.07	6.31	38.38	43.25	8.24	46.15
Royalties (net of ARTC)	8.06	(1.04)	(7.02)	(10.75)	(1.35)	(9.52)
Operating costs	(11.04)	(1.14)	(8.64)	(10.98)	(0.99)	(8.62)
Operating netbacks	19.97	4.13	22.72	21.52	5.90	28.01
Cash administration costs			(3.85)			(3.08)
Interest			(0.66)			(0.72)
Current taxes			(1.21)			(2.21)
Other income			0.13			0.23
Cash flow			17.13			22.23

Capital Expenditures

Net capital expenditures were $3.01 million in the most recently completed quarter versus $3.64 million incurred in the comparative three-month period.  The first quarter of the 2004 expenditure program focused on additional exploration and development programs at Princess and Sedalia.  In comparison, the 2003 expenditures emphasized land and seismic opportunities as well as tying in production at Princess.

	Three months ended
	Mar 31/04	Mar 31/03
	($000's)	($000's)
Drilling and completions	1,349.9	1,064.1
Facilities and equipment	405.6	766.7
Land and seismic	941.4	1,593.4
Acquisitions, net of dispositions	(120.0)	--
Capitalized expenses	296.9	180.9
Other	136.9	39.8
	3,010.7	3,644.9

Liquidity and Capital Resources

Since December 31, 2003, Gentry has issued 85,000 common shares pursuant to the exercise of stock options ($0.70 per share), 25,000 shares pursuant to the exercise of share purchase warrants ($1.75 per share), 18,013 shares pursuant to the Employee Share Ownership Plan ($2.04 per share) and repurchased 80,000 shares ($2.01 per share) pursuant to the Company's normal course issuer bid.  As a result, Gentry ended the quarter with 27,400,521 common shares issued and outstanding.

As of the date of this MD&A, 27,376,716 common shares are outstanding.  A further 2,375,000 shares are reserved for issuance pursuant to outstanding incentive stock options and 125,000 shares are reserved for issuance pursuant to outstanding share purchase warrants.

Gentry's net debt (current liabilities in excess of current assets) was $13.36 million at March 31, 2004, similar to the $13.44 million at the start of the year.  Gentry's credit facility currently stands at $14 million but is currently being reviewed and will be increased.

On April 28, 2004, the Company announced the terms of a financing whereby Gentry would issue 5,000,000 common shares at $2.00 per share and 1,000,000 shares on a flow-through basis at $2.50 per share, resulting in gross proceeds of $12.5 million.  This transaction is expected to close on May 18, 2004, and the proceeds will be used to fund the continued exploration and development of the Company's oil and natural gas properties.

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Hugh G. Ross, President and Chief Executive Officer of Gentry Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Gentry Resources Ltd. (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present, in all material respects, the financial condition and results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date:  May 14, 2004

/s/ Hugh G. Ross

Hugh G. Ross

President & Chief Executive Officer

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Ketan Panchmatia, Vice-President, Finance and Chief Financial Officer of Gentry Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Gentry Resources Ltd. (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present, in all material respects, the financial condition and results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date:  May 14, 2004

/s/ Ketan Panchmatia

Ketan Panchmatia

Vice-President, Finance &

Chief Financial Officer

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Closes Equity Financing

Calgary, Alberta, May 18, 2004 - Gentry Resources Ltd. ("Gentry") is pleased to announce that it has closed the previously announced equity offering with a syndicate of underwriters co-led by Research Capital Corporation and GMP Securities Ltd., and including Acumen Capital Finance Partners Limited, Dundee Securities Corporation and Emerging Equities Inc.

5,000,000 common shares at a price of $2.00 each and 1,000,000 common shares on a flow-through basis at a price of $2.50 each were issued for total gross proceeds of $12,500,000.

The proceeds from this financing will be utilized to fund the continued exploration and development of the Gentry's oil and natural gas properties and proceeds will be used to temporarily reduce indebtedness until required for the foregoing purposes.

After giving effect to this financing, Gentry has 33,376,716 common shares issued and outstanding.  The shares trade on the Toronto Stock Exchange under the symbol “GNY”.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY